Exhibit 4.3


Management Stock Purchase Plan



Plan Sponsor

Dart Industries Inc., a subsidiary of Tupperware Corporation
(the "Company"), will sponsor the Management Stock Purchase Plan
("MSPP") on behalf of the Company and its subsidiaries and affiliates and their employees.

Purpose

The MSPP is designed to accomplish the following objectives:

     Significantly increase executive stock ownership;

     Reinforce importance of stock ownership guidelines for executives; and

     Provide a strong incentive for key executives to increase stock price.

Eligibility

The Compensation and Directors Committee of the Board of Directors
(the "Committee") of the Company determines which executives may participate in the MSPP. The program is targeted at key executives who have an impact on overall Company performance.

Plan Highlights

The MSPP is a one-time special opportunity for eligible executives to purchase Tupperware Corporation stock using a loan provided to you by Dart Industries Inc. or one of its foreign subsidiaries (the "Lender"), secured by the shares purchased. For each share of stock you purchase through the program, you will also receive two stock options from Tupperware Corporation.

Relevant Dates

You have been provided along with this Plan document a participation interest letter, which is necessary for you to complete, sign, and return. The participation interest letter should be received by the Company by October 23, 2000. Promissory notes and security agreements will be provided for execution in late October to early November 2000. Stock options shall be granted at or around the date of the sale of the shares to participants, subject to the discretion of the Committee to delay the grant of stock stock options. Stock options could be issued with exercise prices which differ from the per share price at which shares were purchased.

Awards under the MSPP may be made subsequent to late October or early November 2000 for executives who first become eligible for the MSPP thereafter.

Stock Purchase Amount

The maximum number of shares that you can purchase through the MSPP varies based on your position and salary. Your participation rate in the program will be a multiple of your annual base salary. The maximum number of shares that you can purchase through the Plan will equal the number of shares (rounded to the nearest 100 shares) that equal the dollar value of your committed participation. You have been provided along with this Plan document a statement of personalized examples showing hypothetical situations at your maximum MSPP participation rate.

Stock Options

For each share of stock you purchase, you will receive two stock options. These stock options will be granted under the Tupperware Corporation 2000 Incentive Plan and will be provided in addition to the regular November stock option awards. The features of the stock options received in connection with the MSPP are as follows:

Grant Date

The Committee will determine the grant date of stock options, which is expected to be as close as possible to the purchase date of shares.

Exercise Price

The Committee will determine the option exercise price, but it will be no less than, and could be more than, the fair market value of the stock on the grant date.

Vesting

Options will vest in a minimum of three years and a maximum of seven years. Options may vest on any anniversary of the grant date, beginning with the third anniversary and continuing through the seventh. The number of options vesting on a particular anniversary of the grant date (beginning with the third anniversary) will be determined as follows:

1. The average closing share price for the 15 trading days preceding the anniversary date will be calculated.

2. The average share price determined in Paragraph 1 will be used to determine the percentage increase, if any, in share price since the grant date. For instance, if the average share price calculated in Paragraph 1 is $30 and the option exercise price on the grant date is $20, the percentage increase will be 50%.

3. The percentage increase, if any, calculated in Paragraph 2 will then be used to determine option vesting on each anniversary date (beginning with the third anniversary), as described more fully below.

4. If the percentage of your options already vested is less than the percentage increase, if any, calculated in Paragraph 2, enough options will vest so that the percentage of your options vested equals the percentage increase, if any, in stock price calculated in Paragraph 2. For example, if the percentage increase in share price is 50% and only 20% of your options are already vested, an additional 30% of your options will vest on this anniversary date.

5. If the percentage of your options already vested is greater than or equal to the percentage increase, if any, in share price calculated in Paragraph 2, no options will vest on this anniversary date. For example, if the percentage increase is 50% and 75% of your options are already vested, no further options will vest on this anniversary date.

6. Any remaining unvested options will vest on the seventh anniversary of the grant date, regardless of stock performance.

The following examples illustrate the vesting procedure:

Date               Stock      Increase in    Options vesting   Total options
                   price*     stock price    on this date      vested
                              since grant
                              date

                          Example 1: Fast Stock Growth

Grant date           $20          N/A             N/A               None
Third anniversary    $30          50%             50%               50%
Fourth anniversary   $35          75%             25%               75%
Fifth anniversary    $45         125%             25%              100%

                          Example 2: Slow Stock Growth

Grant date           $20         N/A              N/A              None
Third anniversary    $24         20%              20%              20%
Fourth anniversary   $22         10%              None             20%
Fifth anniversary    $30         50%              30%              50%
Sixth anniversary    $35         75%              25%              75%
Seventh anniversary  $35         75%              25%             100%

     * Stock prices shown for the grant anniversary dates are the average closing prices for the 15 trading days prior to the anniversary date.


Term of Option

The term of each option shall be ten years, subject to the provisions of the Tupperware Corporation 2000 Incentive Plan.

Restrictions on Sale of Shares

Since a primary objective of the Plan is to significantly increase executive stock ownership, 50% of the net shares (after exercise price and taxes) that you receive when you exercise your MSPP options cannot be sold until your MSPP loan is fully repaid, except to the extent that the Company permits you to sell such shares to satisfy a required loan repayment. Upon exercise of an MSPP option, the Company will retain a share certificate representing such amount of net shares, although you will have full voting and dividend rights to the shares. Such shares are not being held as collateral for the loan.
The Company will deliver to you a certificate representing the remaining 50% amount of the net shares, which may be sold at any time after exercise, subject to the customary trading restrictions.

Loan

If you participate in the MSPP, you will receive a loan for the purchase of your shares from the Lender. The features of the loan are as follows:

Amount of Loan

The loan will be for 100% of the purchase price of your shares on the loan date.

Interest Rate

The interest rate will be the Applicable Federal Rate ("AFR") in effect on the loan date. Interest will be compounded quarterly. The AFR is published by the U.S. Internal Revenue Service. Under current U.S. tax rules, if the loan interest rate is lower than the AFR, the interest rate would be considered a below market rate and some taxable income would be imputed to you as a result of receiving the loan. By using the AFR, taxable imputed income is avoided. Outside the U.S., other tax-related rules may apply.

Payment of Interest

Interest on the loan shall be accrued quarterly and shall be paid in accordance with the repayment schedule discussed below. Any remaining interest due after the application of cash dividends shall be added to the loan amount.

Security

The loan is secured with the stock purchased through the MSPP. The Company has recourse to your purchased stock and to your individual general assets for repayment of up to 100% of the principal and interest owed. The share certificates will be held by the Lender in Orlando, Florida.

Release of Shares

Each time you pay principal and the associated interest on your loan, a portion of your stock equal to the percentage of the principal being repaid will be released. Once your loan is fully repaid, all shares will be released. While shares are unreleased, two special provisions apply to them:

Sale of Shares. At your request, you can direct the Lender to sell a portion of the shares and apply the proceeds to satisfy a required repayment. Otherwise, unreleased shares cannot be sold.

Dividends on Shares. Any cash dividends paid on an unreleased share will automatically be applied to reducing your loan interest. Once a share is released, dividends paid on that share will be paid directly to you.

Repayment Schedule

Your loan will be repaid in three installment payments (other than application of cash dividends and any prepayments):

The first repayment will be made on the fifth anniversary of the loan date (approximately October 31, 2005) and will be for 25% of the principal (plus associated interest).

The second repayment will be made on the sixth anniversary of the loan date (approximately October 31, 2006) and will be for 25% of the principal (plus associated interest).

The third and final repayment will be made on the eighth anniversary of the loan date (approximately October 31, 2008) and will be for 50% of the principal (plus associated interest).

If you wish, you can accelerate this repayment schedule. Any prepayment will be applied first to associated interest, and then to principal installments in the order of their maturities. Shares will be released proportionately as principal repayments are made.

Application of Annual Bonus to Interest

You may decide to direct a portion of your annual cash bonus toward repayment of the interest on your loan. Executives are encouraged to use 10% of their net annual cash bonus after taxes to avoid large amounts of interest compounding on the loan.

Supplemental Cash Bonus

In order to limit your risk if the stock price declines, the Company also may pay a supplemental cash bonus. The supplemental cash bonus, if any, will not be paid directly to you. Rather, the bonus will be applied to your loan at the required repayment date. The amount of the supplemental cash bonus, if any, at each of the three repayment dates will be determined as follows:

1. The percentage decline in stock price from the price of the stock at the time of purchase to the repayment date will be calculated.

2. A percentage of the principal due on the repayment date equal to the percentage decline in stock price will be paid as a supplemental cash bonus which will be applied to your loan. For instance, if the stock price on a repayment date has declined 10%, 10% of the principal due on that repayment date will be paid as a supplemental cash bonus and will be applied to your loan.

3. The total amount that may be paid as a supplemental cash bonus (and applied to your loan) on any repayment date will not exceed 25% of the principal due on that date.

4. A supplemental cash bonus can only be paid on required loan repayments. Required loan repayments are those made on the regularly scheduled repayment dates (at the end of years 5, 6, and 8) or on a date on which a repayment is required because of termination of employment (other than voluntary termination or termination for cause). A supplemental cash bonus will not be paid when repayments are made voluntarily on other dates or when repayments are required because of voluntary termination or termination for cause or upon default.

If Your Employment Ends

If your employment ends, the loan repayment and option vesting and expiration provisions will change as summarized in the following table:


Reason for            Loan Repayment                       Options*<F1>
leaving               Date                      Vesting             Expiration
Retirement at age     Earlier of scheduled   Options continue     Options expire
55 through 60 with    date or 2 years        to vest for 1 year   2 years after
at least 10 years     after retirement       after retirement     retirement
of service

Retirement after      Earlier of scheduled   Options continue     Options expire
age 60 with at        date or 6 years        to vest for 6 years  6 years after
least 15 years        after retirement       after retirement     retirement
of service

Disability            Earlier of scheduled   Options continue     Options expire
                      date or 3 years        to vest for 3 years  3 years after
                      after disability       after disability     disability

Death                 Earlier of scheduled   Options vest         Options expire
                      date or 3 years        immediately          3 years after
                      after death                                 death, unless
                                                                  death occurs
                                                                  during retire-
                                                                  ment, in which
                                                                  case the
                                                                  retirement
                                                                  provisions
                                                                  control

Voluntary            Immediately upon        No further          Options expire
termination          termination             options vest        30 days after
                                                                 termination

Involuntary          Immediately upon        Options continue    Options expire
termination          termination             to vest for 1 year  1 year after
other than                                   after termination   termination
for cause

Termination          Immediately upon        No further          Options expire
for cause            termination             options vest        immediately
                                                                 upon
                                                                 termination

<F1>
     *In no case will an option remain exercisable beyond the maximum 10-year term under the Tupperware Corporation 2000 Incentive Plan or the remaining term of the option. These vesting and expiration terms are conditioned upon the provisions of the Tupperware Corporation 2000 Incentive Plan.


Tax and Financial Planning Considerations

You should consult with a professional financial adviser to be sure you understand how participating in the MSPP may affect your taxes and overall financial plan.

For More Information

Questions should be directed to the Senior Vice President, Human Resources in Orlando, Florida.

This document is intended to provide you with a summary of the MSPP and is not to be construed as a contract or a promise to pay an award nor does it imply or guarantee participation in subsequent years. The Committee reserves the right to interpret, define, change, or cancel provisions of this program at any time. The Committee may also need to modify provisions to comply with local regulatory requirements for participants who reside outside the U.S. The stock option matters discussed above as part of the program are governed by the provisions of Tupperware Corporation's 2000 Incentive Plan, which is administered by the Committee. In instances of question or conflict, the provisions of Tupperware Corporation's 2000 Incentive Plan will govern stock options granted under this program.